Exhibit 99.1



PHOENIX

Financial Supplement

The Phoenix Companies, Inc.

March 31, 2009

The Phoenix Companies, Inc.
Revised Financial Supplement

Wall Street Coverage

Firm	Analyst
Barclays Capital	Eric Berg
Credit Suisse Securities (USA)	Tom Gallagher
Dowling & Partners	Paul Goulekas / Sean Rourke
JP Morgan	Jimmy Bhullar
Langen McAlenney	Robert Glasspiegel
Raymond James & Associates	Steven Schwartz
UBS	Andrew Kligerman

Shareholder Information
Security Listings
The common stock of The Phoenix Companies, Inc. is traded on the New York Stock Exchange (NYSE) under the symbol "PNX." Our 7.45 percent bond is traded on the NYSE under the symbol "PFX."

For more information on our products and services, call your Phoenix representative or visit our Web site at Phoenixwm.com.

In managing our business, we analyze our performance on the basis of "operating income" which does not equate to net income as determined in accordance with GAAP. Rather, it is the measure of profit or loss used by our management to evaluate performance, allocate resources and manage our operations. We believe that operating income, and measures that are derived from or incorporate operating income, are appropriate measures that are useful to investors as will, because they identify the earnings of, and underlying profitability factors affecting, the ongoing operations of our business. Operating income is calculated by excluding realized investment gains (losses) and certain other items because we do not consider them to be related to our operating performance. The size and timing of realized investment gains (losses) are often subject to our discretion. Certain other items are also excluded from operating income if, in our opinion, they are not indicative of overall operating trends. The criteria used to identify an item that will be excluded from operating income include: whether the item is infrequent and is material to our income; or whether it results from a change in regulatory requirements, or relates to other unusual circumstances. Items excluded from operating income may vary from period to period. Because these items are excluded based on our discretion, inconsistencies in the application of our selection criteria may exist. Some of these items may be significant components of net income in accordance with GAAP. Accordingly, operating income, determined in accordance with GAAP and may be different from similarly titled measures of other companies.

Total operating return on equity ("ROE") is an internal performance measure used in the management of our operations, including our compensation plans and planning processes. Our management believes that this measure provides investors with a useful metric to assess our performance and effectiveness of our use of historic capital. ROE is calculated by dividing (i) total operating income, by (ii) average equity, excluding accumulated OCI, FIN 46-R and discontinued operations. Total operating return on tangible equity ("return on tangible equity") is also an internal performance measure used in the evaluation of our operations. Our management believes that this measure provides investors with a useful metric to assess our performance and the effectiveness of our use of current capital. Return on tangible equity is calculated by dividing (i) total operating income, by (ii) average equity, excluding accumulated OCI, FIN 46-R, discontinued operations and the carrying value of goodwill and intangible assets.

The Phoenix Companies, Inc.
Financial Supplement
March 2009 (unaudited)

Table of Contents

The Phoenix Companies, Inc.
Financial Highlights
First Quarter 2009 (unaudited)
(amount in millions, except per share data)

For the Period Ended:	YTD March	December 31,			
	2008	2008	2007	2006	2005
Balance Sheet Information					
General Account Invested Assets	$ 13,444.1	$ 13,822.8	$ 15,764.5	$ 16,113.6	$ 16,692.8
Separate Account Assets	7,537.3	7,930.2	10,820.3	9,458.6	7,722.2
Total Assets	24,825.7	25,768.8	30,418.3	29,026.2	27,744.4
Indebtedness	452.1	458.0	627.7	628.2	659.9
Total Stockholders' Equity	865.4	865.0	2,279.0	2,231.5	2,007.1
Total Stockholders' Equity, excluding SFAS 115, other accumulated OCI and FIN 46-R	$ 1,545.2	$ 1,665.7	$ 2,470.0	$ 2,360.0	$ 2,118.9
Average Equity, excluding other accumulated OCI, FIN 46-R and Discontinued Operations [1]	$ 1,632.5	$ 1,808.3	$ 2,381.8	$ 2,239.4	$ 2,017.1
Total Operating Return on Equity [1]	-28.86%	-4.51%	5.38%	3.68%	4.99%
Average Tangible Common Equity [2]	$ 1,602.4	$ 1,702.2	$ 1,703.1	$ 1,516.8	$ 1,280.4
Total Operating Return on Average Tangible Equity [2]	-29.41%	-4.79%	7.94%	5.74%	7.86%
Debt to Total Capitalization [4]	22.6%	21.6%	20.3%	21.0%	23.7%
Book Value Per Share	$ 7.48	$ 7.56	$ 19.94	$ 19.63	$ 21.10
Book Value Per Share, excluding SFAS 115 and other accumulated OCI	$ 13.36	$ 14.06	$ 21.15	$ 20.29	$ 21.72
Book Value Per Share, excluding SFAS 115, other accumulated OCI and FIN 46-R	$ 13.36	$ 14.56	$ 21.61	$ 20.76	$ 22.28
Period-end Common Shares Outstanding	115.6	114.4	114.3	113.7	95.1
Indebtedness:					
Surplus Notes	$ 174.0	$ 174.0	$ 174.0	$ 174.0	$ 204.2
Senior Unsecured Bonds - due 2008			153.7	153.7	153.7
Senior Unsecured Bonds - due 2032	278.1	284.0	300.0	300.0	300.0
Interest Rate Swap				0.5	2.0
Total Indebtedness	$ 452.1	$ 458.0	$ 627.7	$ 628.2	$ 659.9
Statutory Financial Data for Phoenix Life Insurance Company [3]					
Capital, Surplus and Surplus Notes	$ 619.1	$ 758.9	$ 848.1	$ 932.5	$ 885.5
Asset Valuation Reserve (AVR)	90.3	94.4	192.6	187.8	210.8
Capital, Surplus, Surplus Notes and AVR	$ 709.4	$ 853.3	$ 1,040.7	$ 1,120.3	$ 1,096.3
Policyholder Dividend Liability	$ 329.3	$ 324.2	$ 355.6	$ 348.9	$ 356.1
Interest Maintenance Reserve	$ (44.9)	$ (44.2)	$ (44.4)	$ (44.3)	$ (23.1)
Statutory Gain From Operations	$ 12.0	$ 53.4	$ 115.2	$ 131.6	$ 106.2
Statutory Net Income (Loss)	$ (15.7)	$ (82.3)	$ 80.0	$ 162.0	$ 61.0

(1) This average equity is used for the calculation of total operating return on equity and represents the average of the monthly average of equity, excluding other accumulated OCI, the effects of FIN 46-R and the equity of discontinued operations.

(2) This average equity is used for the calculation of total operating return on tangible equity and represents the average of the monthly average of equity, excluding other accumulated OCI, the effects of FIN 46-R, the equity of discontinued operations and the carrying value of goodwill and intangible assets.

(3) Phoenix Life Insurance Company is required to file financial statements with state regulatory authorities prepared on an accounting basis prescribed or permitted by the Insurance Department of the State of New York. March 2009 amounts are preliminary.

(4) This debt to total capitalization is based on total stockholders' equity, excluding SFAS 115, other accumulated OCI and FIN 46-R.

The Phoenix Companies, Inc.
Consolidated Income Statement
First Quarter 2009 (unaudited)
(amount in millions, except per share data)

	YTD March		December 31,			
	2009	2008	2008	2007	2006	2005
Consolidated Income Statement						
Premiums	$ 172.2	$ 180.2	$ 765.9	$ 798.3	$ 839.7	$ 928.7
Fees	158.9	149.7	622.2	516.9	414.9	346.1
Net Investment Income	185.3	245.5	909.5	1,037.6	1,024.3	1,059.8
Total Revenue	**516.4**	**575.4**	**2,297.6**	**2,352.8**	**2,278.9**	**2,334.6**
Policy Benefits and Increase in Policy Liabilities	318.8	335.8	1,370.9	1,318.5	1,341.1	1,376.7
Policyholder Dividends	50.3	89.2	327.7	375.6	353.1	376.9
Policy Acquisition Cost Amortization	66.2	46.0	434.8	192.8	149.2	114.5
Controllable and Other Expenses	80.2	79.3	283.2	268.9	251.6	289.0
Interest Expense on Indebtedness	8.5	10.2	36.7	44.2	49.2	46.6
Total Benefits and Expenses	**524.0**	**560.5**	**2,453.3**	**2,200.0**	**2,144.2**	**2,203.7**
Pre-tax Operating Income (Loss)	**(7.6)**	**14.9**	**(155.7)**	**152.8**	**134.7**	**130.9**
Applicable Income Taxes (Benefit)	110.2	5.8	(74.1)	28.9	40.8	27.8
Operating Income (Loss)	**(117.8)**	**9.1**	**(81.6)**	**123.9**	**93.9**	**103.1**
Net Realized Investment Gains (Losses)	44.8	(14.6)	(88.6)	(8.4)	21.0	25.8
Earnings on CDOs Consolidated Under FIN-46R		0.8	(4.2)	1.0	(1.0)	1.3
Discontinued Operations	(1.8)	(9.7)	(551.6)	1.1	(18.2)	(10.7)
Other Income (Expenses) Excluded from Operating Income					(0.4)	(11.1)
Net Income (Loss)	**$ (74.8)**	**$ (14.4)**	**$ (726.0)**	**$ 117.6**	**$ 95.3**	**$ 108.4**
Earnings Per Share						
Basic						
Weighted-Average Shares Outstanding	115.6	114.3	114.4	114.1	110.9	95.0
Total Operating Income (Loss) Per Share	$ (1.02)	$ 0.08	$ (0.71)	$ 1.09	$ 0.85	$ 1.09
Net Income (Loss) Per Share	$ (0.65)	$ (0.13)	$ (6.35)	$ 1.03	$ 0.86	$ 1.14
Diluted						
Weighted-Average Shares Outstanding and Dilutive Potential Common Shares [(1)]	115.6	114.3	114.4	116.0	113.2	102.4
Total Operating Income (Loss) Per Share	$ (1.02)	$ 0.08	$ (0.71)	$ 1.07	$ 0.83	$ 1.01
Net Income (Loss) Per Share	$ (0.65)	$ (0.13)	$ (6.35)	$ 1.01	$ 0.84	$ 1.06

(1)   For the three months ended March 31, 2009, the weighted average common shares outstanding and dilutive potential common shares were 116.2 million, which were used to calculate operating income per share. For the calculation of net loss per share, dilutive potential shares were not included because their effect would have been anti-dilutive.

The Phoenix Companies, Inc.
Consolidated Income Statement
First Quarter 2009 (unaudited)
(amount in millions, except per share data)

Quarters ended

	2008				2009
	March	June	September	December	March
Consolidated Income Statement					
Premiums	$ 180.2	$ 191.3	$ 195.2	$ 199.2	$ 172.2
Fees	149.7	154.4	157.8	160.3	158.9
Net Investment Income	245.5	244.4	216.5	203.1	185.3
Total Revenue	**575.4**	**590.1**	**569.5**	**562.6**	**516.4**
Policy Benefits and Increase in Policy Liabilities	335.8	327.0	336.6	371.5	318.8
Policyholder Dividends	89.2	95.5	68.9	74.1	50.3
Policy Acquisition Cost Amortization	46.0	59.0	72.1	257.7	66.2
Controllable and Other Expenses	79.3	72.5	64.9	66.5	80.2
Interest Expense on Indebtedness	10.2	8.8	8.8	8.9	8.5
Total Benefits and Expenses	**560.5**	**562.8**	**551.3**	**778.7**	**524.0**
Pre-tax Operating Income (Loss)	**14.9**	**27.3**	**18.2**	**(216.1)**	**(7.6)**
Applicable Income Taxes (Benefit)	5.8	8.0	10.8	(98.7)	110.2
Operating Income (Loss)	**9.1**	**19.3**	**7.4**	**(117.4)**	**(117.8)**
Net Realized Investment Gains (Losses)	(14.6)	(8.7)	(17.0)	(48.3)	44.8
Earnings on CDOs Consolidated Under FIN-46R	0.8	0.6	(4.4)	(1.2)	
Discontinued Operations	(9.7)	(5.0)	(325.5)	(211.4)	(1.8)
Net Income (Loss)	**$ (14.4)**	**$ 6.2**	**$ (339.5)**	**$ (378.3)**	**$ (74.8)**
Earnings Per Share					
Basic					
Weighted-Average Shares Outstanding	114.3	114.4	114.4	114.4	115.6
Total Operating Income (Loss) Per Share	$ 0.08	$ 0.17	$ 0.06	$ (1.03)	$ (1.02)
Net Income (Loss) Per Share	$ (0.13)	$ 0.05	$ (2.97)	$ (3.31)	$ (0.65)
Diluted					
Weighted-Average Shares Outstanding and Dilutive Potential Common Shares [1]	114.3	116.0	114.4	114.4	115.6
Total Operating Income (Loss) Per Share	$ 0.08	$ 0.17	$ 0.06	$ (1.03)	$ (1.02)
Net Income (Loss) Per Share	$ (0.13)	$ 0.05	$ (2.97)	$ (3.31)	$ (0.65)

(1) Effective the second quarter of 2008 the Alternative Retirement Solutions line of business was reclassified from annuities to other life. Comparable amounts have been adjusted for all periods presented.

The Phoenix Companies, Inc.
Alternate Operating Income Statement
Details excluding Regulatory Closed Block
First Quarter 2009 (unaudited)
($ in millions)

	YTD March		December 31,			
	2009	**2008**	**2008**	**2007**	**2006**	**2005**
Premiums	$ 12.4	$ 4.7	$ 46.6	$ 52.7	$ 53.1	$ 47.1
Cost of insurance charges	121.9	103.0	441.4	340.7	262.8	186.6
Other fees	31.4	42.5	165.7	160.5	135.5	142.1
Surrender charges	5.6	4.2	15.1	15.7	16.6	17.4
Net investment income on assets backing liabilities	88.3	91.8	361.9	387.2	409.6	449.9
Net investment income on assets backing surplus	(6.7)	12.8	24.5	78.8	74.1	53.4
Total Revenue	**252.9**	**259.0**	**1,055.2**	**1,035.6**	**951.7**	**896.5**
Benefits paid	120.5	125.4	463.1	436.7	447.9	428.6
Increases (decreases) in reserves	(33.5)	(38.4)	(94.1)	(144.4)	(177.3)	(223.3)
Interest on policyholder funds	35.4	39.1	154.3	157.0	171.8	191.2
Policyholder dividends	0.1	0.1	0.6	0.7	0.6	0.8
Interest expense on indebtedness	8.5	10.2	36.7	44.2	49.2	46.6
Commissions and sales incentives, net of deferrals	6.7	13.4	43.1	36.9	37.3	37.9
Operating expenses, net of deferrals	69.8	62.3	230.0	223.9	207.6	242.5
Reinsurance allowance, net of deferrals	(0.8)	(3.4)	(13.0)	(13.4)	(12.3)	(11.4)
Premium taxes	3.3	5.1	18.1	15.4	12.8	11.5
Policy acquisition cost amortization	66.2	46.0	434.8	192.8	149.2	114.5
Total Benefits and Expenses	**276.2**	**259.8**	**1,273.6**	**949.8**	**886.8**	**838.9**
Pre-tax Operating Income (Loss) excl. Regulatory Closed Block	**(23.3)**	**(0.8)**	**(218.4)**	**85.8**	**64.9**	**57.6**
Pre-tax Operating Income – Regulatory Closed Block	15.7	15.7	62.7	67.0	69.8	73.2
Total Pre-tax Operating Income (Loss)	**(7.6)**	**14.9**	**(155.7)**	**152.8**	**134.7**	**130.8**
Income tax (benefit)	110.2	5.8	(74.1)	28.9	40.8	27.8
Total Operating Income (Loss)	**$ (117.8)**	**$ 9.1**	**$ (81.6)**	**$ 123.9**	**$ 93.9**	**$ 103.0**

4

The Phoenix Companies, Inc.
Alternate Operating Income Statement
Details excluding Regulatory Closed Block
First Quarter 2009 (unaudited)
($ in millions)

	2008				2009
	March	June	September	December	March
Premiums	$ 4.7	$ 12.4	$ 15.2	$ 14.3	$ 12.4
Cost of insurance charges	103.0	106.4	113.7	118.3	121.9
Other fees	42.5	44.1	41.3	37.8	31.4
Surrender charges	4.2	3.9	2.8	4.2	5.6
Net investment income on assets backing liabilities	91.8	88.8	90.0	91.3	88.3
Net investment income on assets backing surplus	12.8	14.4	7.5	(10.2)	(6.7)
Total Revenue	**259.0**	**270.0**	**270.5**	**255.7**	**252.9**
Benefits paid	125.4	110.7	97.1	129.9	120.5
Increases (decreases) in reserves	(38.4)	(30.7)	(12.1)	(12.9)	(33.5)
Interest on policyholder funds	39.1	39.1	38.7	37.4	35.4
Policyholder dividends	0.1	0.2	0.1	0.2	0.1
Interest expense on indebtedness	10.2	8.8	8.8	8.9	8.5
Commissions and sales incentives, net of deferrals	13.4	12.9	9.3	7.5	6.7
Operating expenses, net of deferrals	62.3	56.2	54.3	57.2	69.8
Reinsurance allowance, net of deferrals	(3.4)	(2.5)	(4.3)	(2.8)	(0.8)
Premium taxes	5.1	4.9	4.1	4.0	3.3
Policy acquisition cost amortization	46.0	59.0	72.1	257.7	66.2
Total Benefits and Expenses	**259.8**	**258.6**	**268.1**	**487.1**	**276.2**
Pre-tax Operating Income (Loss) excl. Regulatory Closed Block	**(0.8)**	**11.4**	**2.4**	**(231.4)**	**(23.3)**
Pre-tax Operating Income - Regulatory Closed Block	15.7	15.9	15.8	15.3	15.7
Total Pre-tax Operating Income (Loss)	**14.9**	**27.3**	**18.2**	**(216.1)**	**(7.6)**
Income tax (benefit)	5.8	8.0	10.8	(98.7)	110.2
Total Operating Income (Loss)	**$ 9.1**	**$ 19.3**	**$ 7.4**	**$ (117.4)**	**$ (117.8)**

The Phoenix Companies, Inc.
Closed Block Assets
First Quarter 2009 (unaudited)
($ in millions)

	YTD March		December 31,			
	2009	2008	2008	2007	2006	2005
Debt securities	$ 5,969.3	$ 6,826.5	$ 6,011.4	$ 6,919.4	$ 7,000.5	$ 6,992.0
Equity securities	9.0	122.3	9.0	134.0	120.5	95.4
Mortgage loans	7.8	11.9	8.9	12.7	66.5	109.9
Venture capital partnerships	174.0	174.8	188.5	157.3	97.9	73.4
Policy loans	1,411.6	1,358.8	1,377.0	1,357.1	1,346.6	1,349.2
Other investments	146.5	131.2	153.3	123.7	85.5	69.3
Total Closed Block investments	**7,718.2**	**8,625.5**	**7,748.1**	**8,704.2**	**8,717.5**	**8,689.2**
Cash and cash equivalents	21.5	60.2	57.2	67.8	66.3	87.0
Accrued investment income	112.5	115.6	113.0	112.1	112.8	118.2
Receivables	53.8	44.6	49.5	44.7	46.7	40.9
Deferred income taxes	419.3	324.7	418.3	329.3	329.8	328.0
Other Closed Block assets	330.5	16.0	338.0	10.0	19.9	24.9
Total Closed Block assets	**8,655.8**	**9,186.6**	**8,724.1**	**9,268.1**	**9,293.0**	**9,288.2**
Policy liabilities and accruals	9,626.5	9,800.7	9,742.7	9,811.2	9,798.8	9,815.8
Policyholder dividends payable	312.1	337.1	311.1	332.8	331.7	338.9
Policyholder dividend obligation		149.8		246.0	326.9	334.1
Other Closed Block liabilities	93.1	59.9	72.0	49.3	47.9	53.8
Total Closed Block liabilities	**10,031.7**	**10,347.5**	**10,125.8**	**10,439.3**	**10,505.3**	**10,542.6**
Excess of Closed Block liabilities over Closed Block assets	**$ 1,375.9**	**$ 1,160.9**	**$ 1,401.7**	**$ 1,171.2**	**$ 1,212.3**	**$ 1,254.4**

The Phoenix Companies, Inc.
Closed Block Assets
First Quarter 2009 (unaudited)
($ in millions)

| | 2008 | | | | 2009 |
	March	June	September	December	March
Debt securities	$ 6,826.5	$ 6,671.0	$ 6,317.4	$ 6,011.4	$ 5,969.3
Equity securities	122.3	118.0	109.4	9.0	9.0
Mortgage loans	11.9	10.1	9.5	8.9	7.8
Venture capital partnerships	174.8	187.7	187.0	188.5	174.0
Policy loans	1,358.8	1,368.7	1,365.7	1,377.0	1,411.6
Other investments	131.2	139.2	150.0	153.3	146.5
Total Closed Block investments	**8,625.5**	**8,494.7**	**8,139.0**	**7,748.1**	**7,718.2**
Cash and cash equivalents	60.2	97.5	81.2	57.2	21.5
Accrued investment income	115.6	110.5	116.8	113.0	112.5
Receivables	44.6	48.2	58.2	49.5	53.8
Deferred income taxes	324.7	324.0	428.5	418.3	419.3
Other Closed Block assets	16.0	36.2	18.7	338.0	330.5
Total Closed Block assets	**9,186.6**	**9,111.1**	**8,842.4**	**8,724.1**	**8,655.8**
Policy liabilities and accruals	9,800.7	9,806.8	9,792.0	9,742.7	9,626.5
Policyholder dividends payable	337.1	339.3	340.0	311.1	312.1
Policyholder dividend obligation	149.8				
Other Closed Block liabilities	59.9	141.1	87.1	72.0	93.1
Total Closed Block liabilities	**10,347.5**	**10,287.2**	**10,219.1**	**10,125.8**	**10,031.7**
Excess of Closed Block liabilities over Closed Block assets	**$ 1,160.9**	**$ 1,176.1**	**$ 1,376.7**	**$ 1,401.7**	**$ 1,375.9**

The Phoenix Companies, Inc.
Variable Universal Life Funds Under Management
First Quarter 2009 (unaudited)
($ in millions)

	YTD March		December 31,			
	2009	2008	2008	2007	2006	2005
Funds Under Management (FUM)						
Deposits, excluding Private Placement	$ 31.2	$ 38.1	$ 142.2	$ 153.8	$ 149.0	$ 171.4
Surrenders, excluding Private Placement	(26.3)	(25.9)	(105.4)	(102.1)	(85.9)	(84.4)
Net Sales, excluding Private Placement	4.9	12.2	36.8	51.7	63.1	87.0
Private Placement, Net Sales	4.8	3.8	68.6	50.4	1.0	36.7
Total Net Sales	**9.7**	**16.0**	**105.4**	**102.1**	**64.1**	**123.7**
Deaths	(0.8)	(1.0)	(4.6)	(19.6)	(4.7)	(3.6)
Interest Credited	(74.3)	(115.4)	(713.0)	195.3	259.9	141.5
Acquisitions (Dispositions)			11.2	218.8		
Fees	(5.9)	(8.8)	(32.3)	(33.5)	(30.4)	(30.3)
Cost of Insurance	(22.7)	(20.8)	(85.1)	(79.9)	(75.8)	(74.6)
Change in FUM	(94.0)	(130.0)	(718.4)	383.2	213.1	156.7
Beginning Balance	1,977.9	2,696.3	2,696.3	2,313.1	2,100.0	1,943.3
Ending Fund Balance	**$ 1,883.9**	**$ 2,566.3**	**$ 1,977.9**	**$ 2,696.3**	**$ 2,313.1**	**$ 2,100.0**
Gross Life Insurance In Force [1]	$ 24,664.6	$ 24,796.6	$ 24,934.5	$ 24,714.2	$ 24,164.6	$ 24,767.7

(1) 2006 and 2005 face amounts updated to include the term rider face amounts for all variable universal life products.

The Phoenix Companies, Inc.
Variable Universal Life Funds Under Management
First Quarter 2009 (unaudited)
($ in millions)

	2008				2009
	March	June	September	December	March
Funds Under Management (FUM)					
Deposits, excluding Private Placement	$ 38.1	$ 34.7	$ 34.0	$ 35.4	$ 31.2
Surrenders, excluding Private Placement	(25.9)	(34.0)	(27.4)	(18.1)	(26.3)
Net Sales, excluding Private Placement	12.2	0.7	6.6	17.3	4.9
Private Placement, Net Sales	3.8	41.9	11.9	11.0	4.8
Total Net Sales	**16.0**	**42.6**	**18.5**	**28.3**	**9.7**
Deaths	(1.0)	(1.4)	(1.6)	(0.6)	(0.8)
Interest Credited	(115.4)	10.5	(249.8)	(358.3)	(74.3)
Acquisitions (Dispositions)			11.2		
Fees	(8.8)	(9.2)	(7.5)	(6.8)	(5.9)
Cost of Insurance	(20.8)	(21.1)	(20.9)	(22.3)	(22.7)
Change in FUM	(130.0)	21.4	(250.1)	(359.7)	(94.0)
Beginning Balance	2,696.3	2,566.3	2,587.7	2,337.6	1,977.9
Ending Fund Balance	**$ 2,566.3**	**$ 2,587.7**	**$ 2,337.6**	**$ 1,977.9**	**$ 1,883.9**
Gross Life Insurance In Force [1]	$ 24,796.6	$ 24,845.0	$ 24,760.0	$ 24,934.5	$ 24,664.6

(1)   2008 face amounts updated to include the term rider face amounts for all variable universal life products.

The Phoenix Companies, Inc.
Universal Life / Interest Sensitive Funds Under Management
First Quarter 2009 (unaudited)
($ in millions)

	YTD March		December 31,			
	2009	2008	2008	2007	2006	2005
Funds Under Management (FUM)						
Deposits	$ 95.3	$ 179.1	$ 587.5	$ 540.9	$ 417.1	$ 297.8
Surrenders	(31.6)	(19.7)	(118.8)	(77.0)	(84.7)	(94.1)
Net Sales	**63.7**	**159.4**	**468.7**	**463.9**	**332.4**	**203.7**
Deaths	(7.3)	(9.0)	(28.4)	(22.9)	(20.5)	(22.3)
Interest Credited	24.0	23.8	97.7	86.3	79.6	78.7
Fees	(8.2)	(16.4)	(51.5)	(48.6)	(36.6)	(26.8)
Cost of Insurance	(98.1)	(81.7)	(354.4)	(258.9)	(184.9)	(109.9)
Change in FUM	(25.9)	76.1	132.1	219.8	170.0	123.4
Beginning Balance	2,256.0	2,123.9	2,123.9	1,904.1	1,734.1	1,610.7
Ending Fund Balance	**$ 2,230.1**	**$ 2,200.0**	**$ 2,256.0**	**$ 2,123.9**	**$ 1,904.1**	**$ 1,734.1**
Gross Life Insurance In Force	$ 33,631.1	$ 29,774.2	$ 33,351.1	$ 27,358.2	$ 20,402.1	$ 16,303.0

10

The Phoenix Companies, Inc.
Universal Life / Interest Sensitive Funds Under Management
First Quarter 2009 (unaudited)
($ in millions)

Quarters ended

	2008				2009
	March	**June**	**September**	**December**	**March**
Funds Under Management (FUM)					
Deposits	$ 179.1	$ 149.7	$ 133.6	$ 125.1	$ 95.3
Surrenders	(19.7)	(23.9)	(19.8)	(55.4)	(31.6)
Net Sales	**159.4**	**125.8**	**113.8**	**69.7**	**63.7**
Deaths	(9.0)	(8.3)	(2.8)	(8.3)	(7.3)
Interest Credited	23.8	24.3	24.7	24.9	24.0
Fees	(16.4)	(13.4)	(11.5)	(10.2)	(8.2)
Cost of Insurance	(81.7)	(84.8)	(92.3)	(95.6)	(98.1)
Change in FUM	76.1	43.6	31.9	(19.5)	(25.9)
Beginning Balance	2,123.9	2,200.0	2,243.6	2,275.5	2,256.0
Ending Fund Balance	**$ 2,200.0**	**$ 2,243.6**	**$ 2,275.5**	**$ 2,256.0**	**$ 2,230.1**
Gross Life Insurance In Force	$ 29,774.2	$ 31,298.0	$ 32,610.0	$ 33,351.1	$ 33,631.1

The Phoenix Companies, Inc.
Life and Private Placement Sales
First Quarter 2009 (unaudited)
($ in millions)

	YTD March		December 31,			
	2009	2008	2008	2007	2006	2005
Life Insurance Sales						
Wholesaler Channel						
Variable Universal Life	$ 2.9	$ 6.8	$ 26.7	$ 21.9	$ 16.7	$ 16.1
Universal Life/Interest Sensitive	11.9	101.4	229.9	308.2	221.9	104.4
Term Life	4.0	5.0	21.6	22.2	20.3	16.4
Life Insurance Annualized Premium [1]	18.8	113.2	278.2	352.3	258.9	136.9
Variable Universal Life	0.6	1.1	9.3	8.0	8.6	6.4
Universal Life/Interest Sensitive	9.2	11.2	54.2	65.0	61.8	49.2
Life Insurance Single Premium	9.8	12.3	63.5	73.0	70.4	55.6
Variable Universal Life	3.5	7.9	36.0	29.9	25.3	22.5
Universal Life/Interest Sensitive	21.1	112.6	284.1	373.2	283.7	153.6
Term Life	4.0	5.0	21.6	22.2	20.3	16.4
Total Wholesaler Life Insurance Premium [2]	$ 28.6	$ 125.5	$ 341.7	$ 425.3	$ 329.3	$ 192.5
Gross Life Insurance in Force	$ 166,266.7	$ 160,354.0	$ 166,781.0	$ 156,889.0	$ 144,139.0	$ 134,780.0
Average face amount for life insurance sales	$ 1.0	$ 1.3	$ 1.0	$ 1.2	$ 1.2	$ 1.1
Private Placement Life and Annuity Deposits						
Variable Universal Life (annualized and single)	$ 11.0	$ 13.8	$ 104.5	$ 59.2	$ 33.5	$ 46.5
Annuity	23.4	27.8	198.2	399.7	1,020.2	773.8
Total Private Placement Life and Annuity Deposits	$ 34.4	$ 41.6	$ 302.7	$ 458.9	$ 1,053.7	$ 820.3
Private Placement Funds Under Management (FUM)	$ 4,009.4	$ 5,016.0	$ 4,073.9	$ 5,039.2	$ 4,055.5	$ 2,776.4

(1)   Annualized Premium represents first year premiums on an annual basis.

(2)   Total Premium represents Annualized and Single premiums.

The Phoenix Companies, Inc.
Life and Private Placement Sales
First Quarter 2009 (unaudited)
($ in millions)

Quarters ended

	2008				2009
	March	June	September	December	March
Life Insurance Sales					
Wholesaler Channel					
Variable Universal Life	$ 6.8	$ 5.5	$ 6.7	$ 7.7	$ 2.9
Universal Life/Interest Sensitive	101.4	58.3	43.5	26.7	11.9
Term Life	5.0	5.1	5.6	5.9	4.0
Life Insurance Annualized Premium [1]	113.2	68.9	55.8	40.3	18.8
Variable Universal Life	1.1	1.4	2.7	4.1	0.6
Universal Life/Interest Sensitive	11.2	11.5	14.5	17.0	9.2
Life Insurance Single Premium	12.3	12.9	17.2	21.1	9.8
Variable Universal Life	7.9	6.9	9.4	11.8	3.5
Universal Life/Interest Sensitive	112.6	69.8	58.0	43.7	21.1
Term Life	5.0	5.1	5.6	5.9	4.0
Total Wholesaler Life Insurance Premium [2]	$ 125.5	$ 81.8	$ 73.0	$ 61.4	$ 28.6
Gross Life Insurance in Force	$ 160,354	$ 162,872	$ 165,118	$ 166,781	$ 166,267
Average face amount for life insurance sales	$ 1.3	$ 1.2	$ 1.0	$ 1.0	$ 1.0
Private Placement Life and Annuity Deposits					
Variable Universal Life (annualized and single)	$ 13.8	$ 56.2	$ 12.2	$ 22.3	$ 11.0
Annuity	27.8	52.6	94.1	23.7	23.4
Total Private Placement Life and Annuity Deposits	$ 41.6	$ 108.8	$ 106.3	$ 46.0	$ 34.4
Private Placement Funds Under Management (FUM)	$ 5,016.0	$ 5,259.4	$ 5,091.7	$ 4,073.9	$ 4,009.4

(1)   Annualized Premium represents first year premiums on an annual basis.

(2)   Total Premium represents Annualized and Single premiums.

The Phoenix Companies, Inc.
Annuities Funds Under Management and
Annuities Supplementary Information
First Quarter 2009 (unaudited)
($ in millions)

	YTD March		December 31,			
	2009	2008	2008	2007	2006	2005
Funds Under Management (FUM)						
Deposits, excluding Discontinued Products and Private Placement	$ 97.7	$ 169.1	$ 622.5	$ 627.0	$ 414.7	$ 312.9
Surrenders, excluding Discontinued Products and Private Placement	(130.6)	(136.1)	(511.2)	(609.2)	(690.2)	(584.4)
Net Sales, excluding Discontinued Products and Private Placement	(32.9)	33.0	111.3	17.8	(275.5)	(271.5)
Net Sales, Private Placement	(137.7)	(79.0)	(386.6)	228.4	807.4	587.9
Net Sales, Discontinued Products	(42.1)	(116.1)	(289.3)	(327.7)	(684.1)	(383.8)
Total Net Sales	**(212.7)**	**(162.1)**	**(564.6)**	**(81.5)**	**(152.2)**	**(67.4)**
Deaths	(16.7)	(23.0)	(75.4)	(77.3)	(87.0)	(80.2)
Interest Credited	(95.8)	(215.8)	(1,622.9)	783.3	949.6	545.8
Fees	(14.0)	(18.6)	(70.0)	(72.6)	(70.9)	(63.0)
Change in FUM	(339.2)	(419.5)	(2,332.9)	551.9	639.5	335.2
Beginning Balance	6,896.6	9,229.5	9,229.5	8,677.6	8,038.1	7,702.9
Ending Fund Balance	**$ 6,557.4**	**$ 8,810.0**	**$ 6,896.6**	**$ 9,229.5**	**$ 8,677.6**	**$ 8,038.1**
VA Funds in Guaranteed Interest Accounts [1]	$ 608.0	$ 794.8	$ 664.9	$ 809.3	$ 1,030.8	$ 1,553.8
Private Placements Funds [1]	$ 3,106.1	$ 3,935.2	$ 3,161.1	$ 3,963.2	$ 3,302.8	$ 2,099.3
Discontinued Funds [1]	$ 602.2	$ 827.3	$ 644.8	$ 946.6	$ 1,263.3	$ 1,727.1

(1) Amounts are included in the Annuities Funds Under Management (FUM) table above.

	YTD March		December 31,			
	2009	2008	2008	2007	2006	2005
Variable Annuity Guaranteed Minimum Death Benefits						
Death Benefit in Excess of Fund Value	$ 1,251.9	$ 336.3	$ 1,105.5	$ 202.4	$ 238.8	$ 335.5
Death Benefit in Excess of Fund Value, Net of Reinsurance	821.1	135.9	709.6	46.6	51.4	82.1
Statutory Reserve, Net of Reinsurance	49.0	14.5	39.0	12.9	13.2	13.8
Variable Annuity Guaranteed Income Benefits						
Account Balance	$ 419.8	$ 659.7	$ 464.1	$ 716.8	$ 620.1	$ 465.8
Statutory Reserve	72.7	7.7	34.7	6.9	4.4	2.2
Variable Annuity Guaranteed Accumulation Benefits						
Account Balance	$ 311.9	$ 389.4	$ 335.6	$ 389.8	$ 210.6	$ 72.6
Statutory Reserve	4.6	2.8	4.3	2.3	0.8	0.3
Variable Annuity Guaranteed Withdrawal Benefits						
Account Balance	$ 436.0	$ 282.9	$ 413.2	$ 214.6	$ 30.1	$ 1.1
Statutory Reserve	4.3	1.2	3.5	0.7	0.1	—
Variable Annuity Guaranteed Payout Annuity Floor						
Account Balance	$ 18.9	$ 37.6	$ 22.7	$ 43.4	$ 49.8	$ 49.9
Statutory Reserve	13.1	3.8	11.2	2.2	2.1	1.9

The Phoenix Companies, Inc.
Annuities Funds Under Management and
Annuities Supplementary Information
First Quarter 2009 (unaudited)
($ in millions)
Quarters ended

	2008				2009
	March	June	September	December	March
Funds Under Management (FUM)					
Deposits, excluding Discontinued Products and Private Placement	$ 169.1	$ 176.0	$ 154.4	$ 123.0	$ 97.7
Surrenders, excluding Discontinued Products and Private Placement	(136.1)	(134.2)	(119.7)	(121.2)	(130.6)
Net Sales, excluding Discontinued Products and Private Placement	33.0	41.8	34.7	1.8	(32.9)
Net Sales, Private Placement	(79.0)	(10.2)	18.7	(316.1)	(137.7)
Net Sales, Discontinued Products	(116.1)	(54.5)	(69.9)	(48.8)	(42.1)
Total Net Sales	**(162.1)**	**(22.9)**	**(16.5)**	**(363.1)**	**(212.7)**
Deaths	(23.0)	(17.5)	(20.5)	(14.4)	(16.7)
Interest Credited	(215.8)	214.6	(484.4)	(1,137.3)	(95.8)
Fees	(18.6)	(20.0)	(17.8)	(13.6)	(14.0)
Change in FUM	(419.5)	154.2	(539.2)	(1,528.4)	(339.2)
Beginning Balance	9,229.5	8,810.0	8,964.2	8,425.0	6,896.6
Ending Fund Balance	**$ 8,810.0**	**$ 8,964.2**	**$ 8,425.0**	**$ 6,896.6**	**$ 6,557.4**
VA Funds in Guaranteed Interest Accounts [(1)]	$ 794.8	$ 770.5	$ 715.1	$ 664.9	$ 608.0
Private Placements Funds [(1)]	$ 3,935.2	$ 4,131.6	$ 4,047.7	$ 3,161.1	$ 3,106.1
Discontinued Funds [(1)]	$ 827.3	$ 772.9	$ 698.4	$ 644.8	$ 602.2

(1) Amounts are included in the Annuities Funds Under Management (FUM) table above.

	2008				2009
	March	June	September	December	March
Variable Annuity Guaranteed Minimum Death Benefits					
Death Benefit in Excess of Fund Value	$ 336.3	$ 342.3	$ 634.6	$ 1,105.5	$ 1,251.9
Death Benefit in Excess of Fund Value, Net of Reinsurance	135.9	146.1	362.6	709.6	821.1
Statutory Reserve, Net of Reinsurance	14.6	14.8	20.6	39.0	49.0
Variable Annuity Guaranteed Income Benefits					
Account Balance	$ 659.7	$ 648.8	$ 570.1	$ 464.1	$ 419.8
Statutory Reserve	7.7	8.5	13.2	34.7	72.7
Variable Annuity Guaranteed Accumulation Benefits					
Account Balance	$ 389.4	$ 430.3	$ 404.4	$ 335.6	$ 311.9
Statutory Reserve	2.8	3.3	10.8	4.3	4.6
Variable Annuity Guaranteed Withdrawal Benefits					
Account Balance	$ 282.9	$ 372.9	$ 407.2	$ 413.2	$ 436.0
Statutory Reserve	1.2	1.9	3.4	3.5	4.3
Variable Annuity Guaranteed Payout Annuity Floor					
Account Balance	$ 37.6	$ 34.9	$ 30.3	$ 22.7	$ 18.9
Statutory Reserve	3.8	3.7	6.2	11.2	13.1

The Phoenix Companies, Inc.
Deferred Policy Acquisition Costs
First Quarter 2009 (unaudited)
($ in millions)

	YTD March		December 31,			
	2009	2008	2008	2007	2006	2005
Deferred Policy Acquisition Costs:						
Variable Universal Life	$ 330.4	$ 366.3	$ 336.9	$ 367.2	$ 371.3	$ 353.0
Universal Life	949.6	889.6	970.4	796.7	529.8	354.7
Variable Annuities	157.1	285.8	166.0	282.6	275.0	281.3
Fixed Annuities	5.5	10.1	6.5	12.8	20.3	38.8
Participating	481.5	576.7	478.6	566.9	559.0	544.2
Offset for Unrealized Investment (Gains) Losses	757.4	107.4	773.0	63.7	0.2	(16.0)
Total	$ 2,681.5	$ 2,235.9	$ 2,731.4	$ 2,089.9	$ 1,755.6	$ 1,556.0
Deferred Policy Acquisition Costs:						
Policy acquisition costs deferred	$ 36.1	$ 142.2	$ 341.7	$ 463.9	$ 329.2	$ 187.7
Costs amortized to expenses:						
Recurring costs	(66.2)	(46.0)	(435.3)	(192.8)	(149.2)	(114.5)
Realized investment gains (losses)	0.4	6.0	25.8	(0.2)	3.4	(17.6)
Offsets to net unrealized investment gains or losses						
included in other comprehensive income	(15.6)	43.8	709.3	63.4	16.2	70.5
Cumulative effect of FSP FAS 115-2 and 124-2	(4.6)					
Change in deferred policy acquisition costs	(49.9)	146.0	641.5	334.3	199.6	126.1
Deferred policy acquisition costs, beginning of year	2,731.4	2,089.9	2,089.9	1,755.6	1,556.0	1,429.9
Deferred policy acquisition costs, end of year	**$ 2,681.5**	**$ 2,235.9**	**$ 2,731.4**	**$ 2,089.9**	**$ 1,755.6**	**$ 1,556.0**

The Phoenix Companies, Inc.
Deferred Policy Acquisition Costs
First Quarter 2009 (unaudited)
($ in millions)

Quarters ended

| | 2008 | | | | 2009 |
	March	June	September	December	March
Deferred Acquisition Costs:					
Variable Universal Life	$ 366.3	$ 362.0	$ 361.3	$ 336.9	$ 330.4
Universal Life	889.6	938.4	957.5	970.4	949.6
Variable Annuities	285.8	290.6	287.0	166.0	157.1
Fixed Annuities	10.1	9.0	8.0	6.5	5.5
Participating	576.7	578.8	583.4	478.6	481.5
Offset for Unrealized Investment Gains and Losses	107.4	172.2	263.3	773.0	757.4
Total	$ 2,235.9	$ 2,351.0	$ 2,460.5	$ 2,731.4	$ 2,681.5
Deferred Policy Acquisition Costs:					
Policy acquisition costs deferred	$ 142.2	$ 105.9	$ 87.0	$ 6.6	$ 36.1
Costs amortized to expenses:					
Recurring costs	(46.0)	(59.0)	(72.1)	(258.2)	(66.2)
Realized investment gains	6.0	3.4	3.4	13.0	0.4
Offsets to net unrealized investment gains or losses included in other comprehensive income	43.8	64.8	91.2	509.5	(15.6)
Cumulative effect of FSP FAS 115-2 and 124-2					(4.6)
Change in deferred policy acquisition costs	146.0	115.1	109.5	270.9	(49.9)
Deferred policy acquisition costs, beginning of year	2,089.9	2,235.9	2,351.0	2,460.5	2,731.4
Deferred policy acquisition costs, end of year	**$ 2,235.9**	**$ 2,351.0**	**$ 2,460.5**	**$ 2,731.4**	**$ 2,681.5**

The Phoenix Companies, Inc.
Consolidated Statement of Income - GAAP Format [1]
First Quarter 2009 (unaudited)
($ in millions)

| | YTD March | | December 31, | | | |
	2009	2008	2008	2007	2006	2005
Revenues						
Premiums	$ 172.2	$ 180.2	$ 765.9	$ 798.3	$ 839.7	$ 928.7
Insurance, Investment Management and Product Fees	158.9	149.6	622.6	516.4	414.1	341.2
Net Investment Income	185.6	248.2	915.6	1,058.8	1,048.5	1,098.6
Net Realized Investment Gains (Losses), excluding Impairment Losses	63.7	(6.3)	(50.8)	45.9	84.1	69.9
Other-than-Temporary Impairment Losses [2]	(38.3)	(40.4)	(245.0)	(51.9)	(8.9)	(35.3)
Total Revenues	542.1	531.3	2,008.3	2,367.5	2,377.5	2,403.1
Benefits and Expenses						
Policy Benefits and Increase in Policy Liabilities	318.8	335.8	1,370.9	1,318.5	1,341.1	1,376.7
Policyholder Dividends	37.8	73.7	207.5	380.0	399.1	364.4
Policy Acquisition Cost Amortization	65.7	40.0	409.0	193.0	145.8	132.1
Interest Expense on Indebtedness	8.5	10.2	36.7	44.2	49.2	46.6
Interest Expense on Non-recourse Collateralized Obligations		3.2	11.8	15.4	18.7	29.4
Other Operating Expenses	78.3	75.2	263.7	277.9	258.2	300.0
Total Expenses	509.1	538.1	2,299.6	2,229.0	2,212.1	2,249.2
Income (Loss) from Continuing Operations before Income Taxes	33.0	(6.8)	(291.3)	138.5	165.4	153.9
Applicable Income Taxes (Benefit)	106.0	(2.1)	(116.9)	21.9	51.6	44.9
Income (Loss) from Continuing Operations	(73.0)	(4.7)	(174.4)	116.6	113.8	109.0
Discontinued Operations:						
Income (Loss) from Discontinued Operations	(1.8)	(9.7)	(551.6)	1.0	(18.5)	(0.6)
Net Income (Loss)	$ (74.8)	$ (14.4)	$ (726.0)	$ 117.6	$ 95.3	$ 108.4

(1)   Certain reclassifications have been made to prior periods to conform with the current presentation.

(2)   The 2009 amount represents gross impairments of $57.7 million less $19.8 million, which was recognized in other comprehensive loss.

The Phoenix Companies, Inc.
Consolidated Statement of Income - GAAP Format [1]
First Quarter 2009 (unaudited)
($ in millions)

Quarters Ended

	2008				2009
	March	**June**	**September**	**December**	**March**
Revenues					
Premiums	$ 180.2	$ 191.3	$ 195.2	$ 199.2	$ 172.2
Insurance, Investment Management and Product Fees	149.6	154.2	157.8	161.0	158.9
Net Investment Income	248.2	246.0	218.0	203.4	185.6
Net Realized Investment Gains (Losses), excluding Impairment Losses	(6.3)	(50.4)	(54.3)	60.2	63.7
Other-than-Temporary Impairment Losses [2]	(40.4)	24.9	(5.4)	(224.1)	(38.3)
Total Revenues	531.3	566.0	511.3	399.7	542.1
Benefits and Expenses					
Policy Benefits and Increase in Policy Liabilities	335.8	327.0	336.6	371.5	318.8
Policyholder Dividends	73.7	86.0	43.4	4.4	37.8
Policy Acquisition Cost Amortization	40.0	55.6	68.0	245.4	65.7
Interest Expense on Indebtedness	10.2	8.8	8.8	8.9	8.5
Interest Expense on Non-recourse Collateralized Obligations	3.2	1.9	5.6	1.1	
Other Operating Expenses	75.2	72.1	59.9	56.5	78.3
Total Expenses	538.1	551.4	522.3	687.8	509.1
Income (Loss) from Continuing Operations before Income Taxes	(6.8)	14.6	(11.0)	(288.1)	33.0
Applicable Income Taxes (Benefit)	(2.1)	3.4	2.9	(121.1)	106.0
Income (Loss) from Continuing Operations	(4.7)	11.2	(13.9)	(167.0)	(73.0)
Discontinued Operations:					
Income (Loss) from Discontinued Operations	(9.7)	(5.0)	(325.6)	(211.3)	(1.8)
Net Income (Loss)	$ (14.4)	$ 6.2	$ (339.5)	$ (378.3)	$ (74.8)

(1)   Certain reclassifications have been made to prior periods to conform with the current presentation.

(2)   The 2009 amount represents gross impairments of $57.7 million less $19.8 million, which was recognized in other comprehensive loss.

The Phoenix Companies, Inc.
Condensed Consolidated Balance Sheet - Preliminary
First Quarter 2009 (unaudited)
($ in millions, except par value)

	YTD March		December 31,			
	2009	**2008**	**2008**	**2007**	**2006**	**2005**
ASSETS:						
Available-for-Sale Debt Securities, at fair value	$ 9,802.3	$ 11,659.4	$ 9,831.0	$ 11,970.0	$ 12,696.8	$ 13,404.6
Available-for-Sale Equity Securities, at fair value	25.1	192.2	25.2	191.8	173.6	169.6
Policy Loans, at unpaid principal balances	2,595.2	2,402.9	2,535.7	2,380.5	2,322.0	2,245.0
Venture Capital Partnerships, at equity in net assets	185.7	195.4	200.8	173.7	116.8	145.1
Other Investments	618.2	430.5	616.9	507.3	433.3	450.8
Fair value option investments	64.9	70.8	84.1			
	13,291.4	14,951.2	13,293.7	15,223.3	15,742.5	16,415.1
Available-for-Sale Debt and Equity Securities Pledged as Collateral, at fair value	—	185.9	148.0	219.1	267.8	304.4
Total Investments	**13,291.4**	**15,137.1**	**13,441.7**	**15,442.4**	**16,010.3**	**16,719.5**
Cash and Cash Equivalents	152.7	341.5	381.1	541.2	371.1	277.7
Accrued Investment Income	212.2	215.8	203.4	209.6	215.8	225.8
Receivables	406.9	169.2	411.5	321.4	192.1	123.7
Deferred Policy Acquisition Costs	2,681.5	2,235.9	2,731.4	2,089.9	1,755.6	1,556.0
Deferred Income Taxes	346.5	65.5	456.7	53.9	53.2	88.1
Goodwill	30.1	30.1	30.1	30.1	16.7	13.3
Other Assets	167.1	863.1	182.7	909.5	952.8	1,018.1
Separate Account Assets	7,537.3	10,344.2	7,930.2	10,820.3	9,458.6	7,722.2
Total Assets	**$ 24,825.7**	**$ 29,402.4**	**$ 25,768.8**	**$ 30,418.3**	**$ 29,026.2**	**$ 27,744.4**
LIABILITIES:						
Policy Liabilities and Accruals	$ 13,907.2	$ 13,808.0	$ 14,008.8	$ 14,002.4	$ 13,525.7	$ 13,246.2
Policyholder Deposit Funds	1,540.4	1,723.3	1,616.6	1,808.9	2,228.4	3,060.7
Indebtedness	452.1	474.0	458.0	627.7	628.2	659.9
Other Liabilities	523.3	527.6	645.0	562.1	609.8	658.4
Non-recourse Collateralized Obligations	—	270.5	245.2	317.9	344.0	389.9
Separate Account Liabilities	7,537.3	10,344.2	7,930.2	10,820.3	9,458.6	7,722.2
Total Liabilities	**23,960.3**	**27,147.6**	**24,903.8**	**28,139.3**	**26,794.7**	**25,737.3**
STOCKHOLDERS' EQUITY:						
Common stock, $.01 par value, 1.0 billion shares authorized;115,618,972 shares outstanding (March 31, 2009)	1.3	1.3	1.3	1.3	1.3	1.1
Additional paid-in capital	2,625.9	2,619.5	2,626.4	2,616.1	2,600.3	2,437.6
Accumulated Deficit	(902.5)	(38.0)	(839.5)	(20.7)	(115.9)	(193.1)
Treasury stock, at cost: 11,382,827 shares (March 31, 2009)	(179.5)	(179.5)	(179.5)	(179.5)	(179.5)	(179.5)
Accumulated Other Comprehensive Loss	(679.8)	(148.5)	(743.7)	(138.2)	(74.7)	(59.0)
Total Stockholders' Equity	**865.4**	**2,254.8**	**865.0**	**2,279.0**	**2,231.5**	**2,007.1**
Total Liabilities, Minority Interest and Stockholders' Equity	**$ 24,825.7**	**$ 29,402.4**	**$ 25,768.8**	**$ 30,418.3**	**$ 29,026.2**	**$ 27,744.4**

The Phoenix Companies, Inc.
General Account Investment Portfolio Summary [1]
First Quarter 2009 (unaudited)
($ millions)

	Total Debt Securities		Public Debt Securities		Private Debt Securities	
	3/31/09	12/31/08	3/31/09	12/31/08	3/31/09	12/31/08
Debt Securities by Credit Quality (Carrying Value)						
AAA/AA/A	$ 5,892.8	$ 6,124.7	$ 4,614.8	$ 4,801.8	$ 1,278.0	$ 1,322.9
BBB	2,911.0	2,901.2	1,625.5	1,584.7	1,285.5	1,316.5
Total Investment Grade	8,803.8	9,025.9	6,240.3	6,386.5	2,563.5	2,639.4
BB	579.2	475.3	382.9	347.3	196.3	128.0
B	238.2	212.4	132.7	112.6	105.5	99.8
CCC and Lower	110.7	103.7	76.5	70.4	34.2	33.3
In or Near Default	70.4	13.7	44.5	3.8	25.9	9.9
Total Debt Securities	$ 9,802.3	$ 9,831.0	$ 6,876.9	$ 6,920.6	$ 2,925.4	$ 2,910.4
% Below Investment Grade		8.2%		7.7%		9.3%

Unrealized Gains and Losses on Debt and Equity Securities
  As of 3/31/09

	Total		Outside Closed Block		Closed Block	
	Gains	Losses	Gains	Losses	Gains	Losses
Total Debt Securities	$ 146.9	$ (1,721.6)	$ 41.0	$ (870.9)	$ 105.9	$ (850.7)
Equity Securities	1.1	(0.2)	1.1	(0.1)	—	(0.1)
Total Unrealized Gains (Losses)	148.0	(1,721.8)	42.1	(871.0)	105.9	(850.8)
Applicable PDO	105.9	(160.3)	—	—	105.9	(160.3)
Applicable DAC (Credit)	18.4	(775.8)	18.4	(473.6)	—	(302.2)
Applicable Deferred Income Tax (Benefit)	8.3	(275.0)	8.3	(139.1)	—	(135.9)
Total Offsets to Net Unrealized Gains (Losses)	132.6	(1,211.1)	26.7	(612.7)	105.9	(598.4)
Net Unrealized Gains (Losses)	$ 15.4	$ (510.7)	$ 15.4	$ (258.3)	$ 0.0	$ (252.4)
Net Unrealized Losses	$ (495.3)		$ (242.9)		$ (252.4)	

(1)   Excludes debt and equity securities pledged as collateral.

The Phoenix Companies, Inc.
General Account GAAP Net Investment Income Yields [1]
First Quarter 2009 (unaudited)
($ in millions)

Quarters ended

	YTD March		December 31,			
	2009	2008	2008	2007	2006	2005
GAAP Net Investment Income						
Debt Securities	$ 176.3	$ 183.3	$ 706.6	$ 774.4	$ 800.7	$ 804.6
Equity Securities	—	1.0	4.3	8.2	7.0	7.5
Mortgages	0.2	0.2	1.0	1.7	6.2	20.2
Policy Loans	47.4	45.0	187.0	179.5	169.3	165.8
Venture Capital	(20.5)	5.8	(4.7)	27.0	3.3	23.8
Cash & Cash Equivalents	0.1	3.6	7.5	18.8	16.3	7.6
Other Income	1.8	1.9	3.8	8.3	—	—
Other Investments [2]	(17.1)	7.0	13.4	43.9	40.0	47.8
Total Cash and Invested Assets	188.2	247.8	918.9	1,061.8	1,042.8	1,077.3
Discontinued Operations	0.2	1.0	3.0	9.1	8.1	6.5
Investment Expenses	2.4	1.8	8.2	9.6	5.3	4.4
Total Net Investment Income	$ 185.6	$ 245.0	$ 907.7	$ 1,043.1	$ 1,029.4	$ 1,066.4
Annualized Yields						
Debt Securities	7.3%	6.4%	7.1%	6.6%	6.5%	6.2%
Equity Securities	—	1.9%	4.6%	4.1%	3.7%	3.0%
Mortgages	7.5%	5.4%	8.7%	11.0%	8.1%	15.3%
Policy Loans	7.7%	7.8%	7.7%	7.9%	7.6%	7.7%
Venture Capital	-35.2%	13.4%	-2.3%	17.3%	2.7%	12.8%
Cash & Cash Equivalents	—	3.1%	2.2%	4.1%	4.7%	5.2%
Other Investments [2]	-9.8%	7.0%	2.4%	11.6%	13.6%	16.4%
Total Cash and Invested Assets	5.7%	6.6%	6.8%	7.0%	6.7%	6.6%
Investment Expenses and Discontinued Operations	0.1%	0.1%	0.1%	0.1%	0.1%	0.1%
Total Net Investment Income yields	5.6%	6.5%	6.7%	6.9%	6.6%	6.6%

(1)   Excludes debt and equity securities pledged as collateral.

(2)   Includes real estate, affiliates and other invested assets.

The Phoenix Companies, Inc.
General Account GAAP Net Investment Income Yields [1]
First Quarter 2009 (unaudited)
($ in millions)

Quarters ended

	2008				2009
	March	June	September	December	March
GAAP Net Investment Income					
Debt Securities	$ 183.3	$ 178.0	$ 175.7	$ 169.4	$ 176.3
Equity Securities	1.0	1.2	1.2	0.9	—
Mortgages	0.2	0.4	0.2	0.2	0.2
Policy Loans	45.0	45.8	47.4	48.8	47.4
Venture Capital	5.8	8.8	(8.4)	(10.9)	(20.5)
Cash & Cash Equivalents	3.6	1.8	1.7	0.4	0.1
Other Income	1.9	0.3	0.1	1.5	1.8
Other Investments [2]	7.0	11.0	1.2	(5.8)	(17.1)
Total Cash and Invested Assets	247.8	247.3	219.1	204.5	188.2
Discontinued Operations	1.0	0.8	0.6	0.6	0.2
Investment Expenses	1.8	2.5	2.6	1.3	2.4
Total Net Investment Income	$ 245.0	$ 244.0	$ 215.9	$ 202.6	$ 185.6
Annualized Yields					
Debt Securities	6.4%	6.4%	6.6%	6.8%	7.3%
Equity Securities	1.9%	2.4%	2.7%	3.8%	—
Mortgages	5.4%	12.3%	6.6%	6.9%	7.5%
Policy Loans	7.8%	7.8%	7.9%	8.1%	7.7%
Venture Capital	13.4%	19.1%	-15.1%	-19.7%	-35.2%
Cash & Cash Equivalents	3.1%	1.8%	1.8%	0.5%	—
Other Investments [2]	7.0%	10.9%	1.0%	-4.1%	-9.8%
Total Cash and Invested Assets	6.6%	6.7%	6.1%	6.0%	5.7%
Investment Expenses and Discontinued Operations	0.1%	0.1%	0.1%	0.1%	0.1%
Total Net Investment Income yields	6.5%	6.5%	5.9%	5.9%	5.6%

(1) Excludes debt and equity securities pledged as collateral.

(2) Includes real estate, affiliates and other invested assets.

The Phoenix Companies, Inc.
General Account Realized Investment Gains and Losses
First Quarter 2009 (unaudited)
($ Millions)

	YTD March		December 31,			
	2009	**2008**	**2008**	**2007**	**2006**	**2005**
Realized Investment Gains and Losses						
Debt Security	$ (31.4)	$ (32.6)	$ (224.0)	$ (46.7)	$ (7.9)	$ (31.2)
Equity Security		(0.5)	(2.7)	(0.5)		(2.1)
Mortgage Loan						(0.8)
Debt and Equity Securities Pledged as Collateral			(2.3)	(0.8)	(1.0)	(1.2)
Other Invested Asset	(6.9)	(7.3)	(16.0)	(3.9)		
Total Impairment Losses	(38.3)	(40.4)	(245.0)	(51.9)	(8.9)	(35.3)
Debt Security Net Transaction	0.6	(2.8)	(9.8)	11.6	42.0	(18.0)
Equity Security Net Transaction	2.2	(0.2)	(29.5)	9.5	21.9	2.9
Venture Capital Net Investment	0.4		(3.0)		2.4	(13.9)
Mortgage Loan Net Transaction	(0.1)	(0.1)	(0.1)	1.4	3.2	
Affiliate Equity Security Transaction				13.7	10.4	3.7
Real Estate Net Transaction			2.4	1.4		(0.6)
Settlement of HRH Stock Purchase Contracts						86.3
Other Invested Asset Net Transactions	(0.2)	0.6	(0.9)	3.7	4.2	7.2
Debt and Equity Securities Pledged as Collateral		0.8	2.2	1.8		2.5
CDO Deconsolidation	57.0					
Total Net Transactions	59.9	(1.7)	(38.7)	43.1	84.1	70.1
Realized Gains (Losses) on Fair Value Option Securities	(2.3)	(3.6)	(18.4)	3.8	1.4	
Realized Losses on Derivative Assets and Liabilities	6.1	(1.0)	6.3	(1.0)	(0.1)	(0.2)
Net Realized Investment Gains (Losses)	25.4	(46.7)	(295.8)	(6.0)	76.5	34.6
Closed Block Applicable PDO (Reduction)	(12.5)	(15.5)	(120.2)	4.4	46.0	(12.4)
Applicable Deferred Acquisition Costs (Credit)	(0.4)	(6.0)	(25.7)	0.2	(3.5)	17.6
Applicable Deferred Income Tax (Credit)	(5.0)	(9.1)	(50.2)	(5.6)	11.8	13.0
Net Realized Investment Gains (Losses) Included in Net Income (Loss)	$ 43.3	$ (16.1)	$ (99.7)	$ (5.0)	$ 22.2	$ 16.4

24

Quarters ended

	2008				2009
	March	June	September	December	March
Realized Investment Gains and Losses					
Debt Security	$ (32.6)	$ (24.9)	$ (37.1)	$ (129.4)	$ (31.4)
Equity Security	(0.5)	(0.1)	(1.0)	(1.1)	
Debt and Equity Securities Pledged as Collateral			(0.7)	(1.6)	
Other Invested Asset	(7.3)	(1.5)		(7.2)	(6.9)
Total Impairment Losses	(40.4)	(26.5)	(38.8)	(139.3)	(38.3)
Debt Security Net Transactions	(2.8)		(8.0)	1.0	0.6
Equity Security Net Transactions	(0.2)	2.3	(2.5)	(29.1)	2.2
Venture Capital Net Investment				(3.0)	0.4
Mortgage Loan Net Transactions	(0.1)				(0.1)
Affiliate Equity Security Transactions					
Real Estate Net Transactions				2.4	
Other Invested Asset Net Transactions	0.6	(0.2)	(0.6)	(0.7)	(0.2)
Debt and Equity Securities Pledged as Collateral	0.8	0.6	0.1	0.7	
CDO Deconsolidation					57.0
Total Net Transactions	(1.7)	2.7	(11.0)	(28.7)	59.9
Realized Gains (Losses) on Fair Value Option Securities	(3.6)	0.2	(4.6)	(10.4)	(2.3)
Realized Losses on Derivative Assets and Liabilities	(1.0)	(1.9)	(5.3)	14.5	6.1
Net Realized Investment Gains (Losses)	(46.7)	(25.5)	(59.7)	(163.9)	25.4
Closed Block Applicable PDO (Reduction)	(15.5)	(9.5)	(25.6)	(69.6)	(12.5)
Applicable Deferred Acquisition Costs (Credit)	(6.0)	(3.6)	(3.9)	(12.2)	(0.4)
Applicable Deferred Income Tax (Credit)	(9.1)	(4.6)	(10.3)	(26.2)	(5.0)
Net Realized Investment Gains (Losses) Included in Net Income (Loss)	$ (16.1)	$ (7.8)	$ (19.9)	$ (55.9)	$ 43.3

25